UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number 001-41943

Amer Sports, Inc.
(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☒ FORM 40-F ☐

Annual General Meeting Results
On May 8, 2025, Amer Sports, Inc. (“Amer Sports”) held its Annual General Meeting of Shareholders. The final results of the agenda items submitted to a vote of the shareholders are as follows:
Agenda Item 1: To re-elect each of the individuals listed from “a” to “d” below, as a director of the Company (the “Nominee(s)”), each to serve for a term ending on the date of the third annual general meeting of the Members following this annual general meeting, or until such person resigns, retires or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company:
a. Shizhong Ding;
b. Tak Yan (Dennis) Tao;
c. Carrie Teffner; and
d. Catherine (Trina) Spear.
Amer Sports shareholders approved the re-election of Shizhong Ding, Tak Yan (Dennis) Tao, Carrie Teffner, and Catherine (Trina) Spear as members of the Board of Directors, each for a term ending on the date of the third annual general meeting of the Members following this annual general meeting or until such person resigns, retires or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company.
Agenda Item 2: To resolve, as an ordinary resolution, that the Company’s 2025 Employee Share Purchase Plan (the “2025 ESPP”) be approved.
Amer Sports approved the Company's 2025 ESPP.
Agenda Item 3: To resolve, as an ordinary resolution, that the Company’s appointment of KPMG LLP as the independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2025, be ratified.
Amer Sports shareholders approved and ratified the appointment of KPMG LLP as the independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending December 31, 2025.

ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 13,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 42 countries and our products are sold in 100+ countries. Amer Sports generated $5.2 billion of revenue in 2024. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
omar.saad@amersports.com
Media:
Päivi Antola
Senior Vice President, Communications
media@amersports.com
Source: Amer Sports

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer
Date: May 8, 2025